The option vests as to 50% of the shares on each of June 29, 2010 and June

29, 2011, subject to accelerated market condition vesting. Under the market
condition vesting provisions, 20% of the shares vested on May 25,
2005
because the public market price of the Common Stock closed at or above
$25.00 for 90 consecutive calendar days and 20% of the shares vested on
September 7, 2005 because the public market price of the Common Stock closed at or above $30.00 for 90 consecutive calendar days. In addition, under the original performance vesting terms of the option, 20% of the shares were to vest if the stock price closes at or above $35.00 for 90
consecutive calendar days, 20% of the shares were to vest if the stock price closes at or above $40.00 for 90 consecutive calendar days and 20% of the shares were to vest if the stock price closes at or above
$45.00 for 90
consecutive calendar days. On December 16, 2005, the Compensation
Committee of the Company's Board of Directors approved an amendment that reduced the number of consecutive days during which the price must close at or above $35.00, $40.00 and $45.00 from 90 to 60 consecutive days in order
for each of the last three tranches (each equal to 20% of the original number of shares granted) to vest. Under the market condition vesting provisions, 20% of the shares vested on December
26, 2005 because the
public market price of the Common Stock closed at or above $35.00 for 60 consecutive calendar days.